 FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

  Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014
Commission File Number: 001-33068

ULTRAPETROL (BAHAMAS) LIMITED
 (Translation of registrant's name into English)

Ocean Centre, Montagu Foreshore
East Bay St.
Nassau, Bahamas
P.O. Box SS-19084
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of a press release issued by Ultrapetrol (Bahamas) Limited on March 12, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPETROL (BAHAMAS) LIMITED
(registrant)

By:	/s/ Cecilia Yad
Name:	Cecilia Yad
Title:	Chief Financial Officer

Dated: March 12, 2014

Exhibit 1

ULTRAPETROL REPORTS FINANCIAL RESULTS
FOR FOURTH QUARTER AND FULL YEAR 2013

NASSAU, Bahamas, March 12, 2014 -- Ultrapetrol (Bahamas) Limited (NASDAQ: ULTR), an industrial transportation company serving marine transportation needs in three markets (River Business, Offshore Supply Business and Ocean Business), today announced financial results for the fourth quarter and full year ended December 31, 2013.

Full Year 2013 highlights:

●	Recorded full year 2013 revenues of $411.2 million;

●
Recorded adjusted consolidated EBITDA of $97.1 million in 2013,1 which includes adjusted EBITDA of $38.8 million from our River Business, adjusted EBITDA of $40.0 million from our Offshore Supply Business, adjusted EBITDA of $2.4 million from our Ocean Business, and adjusted EBITDA of $15.8 million from other activities — including foreign currency exchange cash gains;

●
Recorded total adjusted net income and adjusted net income per share of $13.2 million and $0.09 per share, respectively, in 2013, which excludes the effect of a $1.2 million gain for deferred taxes on unrealized foreign exchange losses on U.S. dollar-denominated debt of our Brazilian subsidiary in our Offshore Supply Business, and a $(5.5) million non-cash loss from debt extinguishments mainly resulting from the prepayment of our $180.0 million Senior Notes and $80.0 million Convertible Senior Notes; and includes a $1.5 million gain related to the sale of dry barges which were subsequently leased back to the Company (for accounting purposes, such gain will be deferred over the term of the lease up to the present value of the lease payments).2  Before adjusting for these effects, the recorded total net income and net income per share are $7.4 million and $0.05, respectively;

●	FY 2013 Adjusted EBITDA for our Offshore Supply Business segment increased 45% to $40.0 million as compared to $27.7 million in FY 2012.

Fourth Quarter 2013 and subsequent events highlights:

●
During the fourth quarter of 2013, we closed the sale of $25.0 million in aggregate principal amount of our 8.875% First Preferred Ship Mortgage Notes due 2021 (the "Add-On Notes"), which were offered as an add-on to our outstanding $200.0 million aggregate principal amount of 8.875% First Preferred Ship Mortgage Notes due 2021. As a result of the offering of the Add-On Notes, we have outstanding an aggregate principal amount of $225.0 million of our 8.875% First Preferred Ship Mortgage Notes due 2021. The Add-On Notes were sold at 104.5%, and we received gross proceeds from the offering totaling $26.1 million;

●
During the fourth quarter of 2013, we acquired three 5,145 dwt newbuilt Chinese sister PSVs, named UP Agate, UP Coral and UP Opal ex yard in China, all of which have already been delivered for approximately $96.0 million. All three vessels underwent certain upgrading to conform to our operations at the same yard where they were built and are expected to commence operations during the second quarter of 2014;

●
During the fourth quarter of 2013, we entered into a loan agreement with DVB Bank SE and NIBC Bank NV (as co-lenders) to provide up to $38.4 million of post-delivery financing on the acquisition of the two new built Chinese sister PSVs, UP Agate and UP Coral;

●
During the fourth quarter of 2013, we cancelled the shipbuilding contract for Hull No. V-387 (UP Onyx) on account of the shipyard's delay in delivering the vessel. Pursuant to the refund guarantees issued by certain banks, the appropriate repayment demands were settled on January 6 and January 24, 2014, with proceeds to Ultrapetrol of $17.7 million;

●
During the fourth quarter of 2013, we entered into a barge building contract whereby we agreed to build and sell from our Punta Alvear yard a set of twelve newbuilt barges to a third party, with deliveries ranging between January and April 2014. Gross proceeds to Ultrapetrol from this sale will be $13.2 million;

●	During the fourth quarter of 2013, we entered into a 5-year agreement with Vale to time charter four river pushboats with 16 barges each.

____________
1	For a reconciliation of non-GAAP measures, please see the tables included under the supplemental information section of this release.
2
For a detailed explanation of these adjustments and other adjustments elsewhere in this release, see "Overview of Financial Results" and the tables included under the Supplemental Information section of this release.

Felipe Menéndez, Ultrapetrol's President and Chief Executive Officer, stated, " Over the course of 2013, we accomplished every objective that we had set for the year, enabling the Company to further strengthen its balance sheet, earnings power and future prospects. In terms of our balance sheet strength, we consolidated our financial position by prepaying our $80.0 million 2017 convertible bond, placed a new $225.0 million note due 2021 and prepaid the existing $180.0 million notes due 2014. Complementing this success, we capitalized on attractive growth opportunities including investing close to $100.0 million in three new, very large PSVs for our offshore supply fleet which will enter service early in 2014. These new vessels provide not only extraordinary capacity, with over 1,000 square meters on deck and in excess of 5,000 dwt each, but are also fully diesel electric and have the capability to operate as subsea support vessels, opening a window to a full array of new services for our Company. At the same time, in 2013, we took delivery of two new construction PSVs from India, UP Amber and UP Pearl, which entered service under four-year contracts with Petrobras. Additionally, four of our existing PSVs in Brazil renewed their four-year employments at significantly increased rates."

Mr. Menéndez continued, "In 2013, we achieved our goal of constructing 58 barges for third parties at our yard (the largest third party yearly delivery so far) and, while we have committed to further third party constructions in 2014, we also have a robust plan to build barges for our own river fleet. Our River Business in 2013 experienced favorable climatic conditions, which led to normal crop levels and increased volumes over those transported in 2012. We are pleased that the average contracts of affreightment expiring in 2013 were renewed at increased rates and that we successfully entered into new long-term agreements to time charter part of our fleet to Vale, which will stabilize the future earnings of our river fleet and, together with our new iron ore transshipment facility, should contribute significantly to our EBITDA. Our Ocean Segment produced a contribution to our gross profit of approximately $11.1 million in 2013, and the time charter rates for existing contracts were renewed at increased levels."

Mr. Menéndez concluded, "With most of our earlier investments already producing substantial results and a firm financial structure in place, we are in a very strong position to capitalize on the growth opportunities that lie ahead."

Overview of Financial Results

Total revenues for the fourth quarter of 2013 were $99.0 million as compared with $86.3 million in the same period of 2012.

Adjusted EBITDA for the fourth quarter of 2013 was $15.0 million as compared with $6.2 million in the same period of 2012. For a reconciliation of adjusted EBITDA to cash flows from operating activities, please see the tables at the end of this release.

Adjusted net loss for the fourth quarter of 2013 was $(7.4) million, or $(0.05) per share as compared with net loss of $(13.4) million, or $(0.26) per share, during the same period of 2012. Fourth quarter 2013 adjusted net loss excludes the effect of a $0.1 million gain for deferred taxes on unrealized foreign exchange losses on U.S. dollar-denominated debt of our Brazilian subsidiary in our Offshore Supply Business and a $0.1 million gain related to the sale of dry barges which were subsequently leased back to the Company (for accounting purposes, such gain will be deferred over the term of the lease up to the present value of the lease payments).2 Before adjusting for these effects, the recorded total net loss and net loss per share are $(7.2) million and $(0.05), respectively.

Cecilia Yad, Ultrapetrol's Chief Financial Officer, said, "Our business performed strongly during 2013, enabling the Company to deliver solid financial results to shareholders. We generated adjusted EBITDA for the year of $97.1 million, which almost tripled the level attained in 2012. During the fourth quarter of 2013, we successfully closed a debt offering of $25.0 million, which was an add-on to our outstanding $200.0 million Senior Notes due 2021 and priced at a premium of 4.5%. We also entered into a loan agreement with DVB and NIBC to provide up to $38.4 million of post-delivery financing for our UP Agate and UP Coral, two of our three newbuilt Chinese sister PSVs acquired in the period.

"As a result of our successes throughout 2013, we have entered 2014 with increased liquidity and the expectation of further business development, making us feel confident that we are well positioned for the continued and accelerated execution of our growth strategy in 2014 and beyond."

Business Segment Highlights

River

The River Business volumes in the fourth quarter of 2013 remained practically unchanged as compared with the same period of 2012.

Fourth quarter 2013 River Business segment adjusted EBITDA was $0.4 million versus a loss of $(0.8) million in the same period of 2012, representing a $1.2 million increase. For a reconciliation of segment adjusted EBITDA to operating profit (loss), please see the tables at the end of this release.

Results for the fourth quarter of 2013 demonstrate the effect of a better cargo mix as well as the sale of a larger number of barges manufactured in our shipyard to third parties. According to the latest United States Department of Agriculture ("USDA") estimates, the soybean crop in Paraguay for 2013 was 8.3 million tons, which is 4.3 million tons, or 105% greater than the USDA's estimate for the 2012 crop. Argentina, Brazil, Bolivia, Paraguay and Uruguay are estimated to account for approximately 54% of world soybean production in 2013, as compared to 30% in 1995.

We believe these figures are a sign of the strength of the long-term growth prospects of the agricultural sector along the Hidrovia, where the seeded area is expected to continue to grow, fostered by the strong prices of soybean and other agricultural commodities. This steady long-term growth trend represents an important demand driver for Ultrapetrol's River Business. In addition, iron ore production in the three mines connected with the river system has also increased substantially in the last decade.

As a result of this promising growth trajectory, the Company has decided to build two 6,000 and two 7,250 BHP new, state-of-the-art, shallow-drafted, heavy fuel consuming pushboats to add to its fleet, the first of which is expected to enter service in 2015.

Notwithstanding its newbuild program for pushboats, the Company has continued to install its new engines that will convert a substantial portion of its line pushboats from diesel to heavy fuel consumption. The seventh re-engined pushboat is expected to commence operation within the first half of 2014. This program has demonstrated its potential to reduce fuel expense and to increase both tow size and navigation speed, which we believe will enhance our EBITDA margins in the future.

During the fourth quarter of 2013, our Punta Alvear barge-building facility continued with the production of barges for third parties and has secured an order to build an additional set of barges for a non-related third party. Including this order, as well as the barges built for our own fleet, we expect to have our yard fully contracted into the second quarter of 2014.

Offshore Supply

In the Offshore Supply Business, we now operate a fleet of eleven PSVs, ten of which are contracted to Petrobras in Brazil, and one which operates in the North Sea. Our recently delivered UP Pearl commenced operations on November 25, 2013, under a four-year charter with Petrobras after finalizing the vessel's positioning trip and completing the set-up work for that charter. In addition, we recently acquired three newbuilt 4,500 class PSVs delivered off the yard in China and scheduled to commence operation early in the second quarter of 2014. The adjusted EBITDA generated by the Offshore Supply Business segment during the fourth quarter of 2013 was $11.1 million, 37% higher than the $8.1 million adjusted EBITDA generated in the same period of 2012. For a reconciliation of segment adjusted EBITDA to operating profit (loss), please see the tables at the end of this release.

Total revenues from our Offshore Supply Business for the fourth quarter of 2013 increased by $3.0 million compared with the same period of 2012. This 14% increase was primarily attributable to the operation of our UP Amber and UP Pearl, which commenced their charters with Petrobras on August 1, 2013, and November 25, 2013, respectively, to higher operating days of our UP Jade, and on account of the charters of our UP Agua-Marinha, UP Topazio and UP Diamante, which were renewed with Petrobras in the second quarter of 2013 for four years at $35,380 per day as compared to their expiring charters at $28,000 per day. Also, during the second quarter of 2013, the charter of UP Esmeralda was renewed for four years at $31,950 per day as compared to its expiring charter of $26,200 per day.

We expect that the full effect of these new vessels will positively impact our results in the forthcoming quarters as well.

During the fourth quarter of 2013, we cancelled the shipbuilding contract for Hull No. V-387 (UP Onyx) on account of the shipyard's delay in delivering the vessel. Pursuant to the refund guarantees issued by certain banks, the appropriate repayment demands have been settled on January 6 and January 24, 2014, with proceeds to Ultrapetrol of $17.7 million.

The Company believes that the Brazilian market should grow in-line with Petrobras' capital expenditure plans. Ultrapetrol's fleet in the Offshore Supply Business has the advantage of being very modern and technologically capable of supporting deep sea oil drilling in both the Brazilian and North Sea markets.

Ocean

The Ocean Business segment generated adjusted EBITDA of $1.4 million in the fourth quarter of 2013 as compared to negative adjusted EBITDA of $(1.8) million in the same period of 2012, a $3.2 million increase. For a reconciliation of segment adjusted EBITDA to operating profit (loss), please see the tables at the end of this release.

Revenues from the Ocean Business increased from $15.6 million in the fourth quarter of 2012 to $17.9 million in the same period of 2013, mainly attributable to a combined increase in revenues from our Asturiano and Argentino and to an increase in revenues from our Product Tanker Amadeo, which was related to the vessel's offhire days during the fourth quarter of 2012.

The Company operated a total of four vessels in its Product Tanker fleet in the fourth quarter of 2013 (Miranda I, Amadeo, Alejandrina, and Austral), which continue to be employed on charters with oil majors in the same flag-protected South American coastal trade in which they have operated in the past.

Use of Non-GAAP Measures

Ultrapetrol believes that the disclosed non-Generally Accepted Accounting Principles, or non-GAAP, measures such as adjusted EBITDA, adjusted net income and any other adjustments thereto, when presented in conjunction with comparable GAAP measures, are useful for investors to use in evaluating the liquidity of the company. These non-GAAP measures should not be considered a substitute for, or superior to, measures of liquidity prepared in accordance with GAAP. A reconciliation of adjusted EBITDA to segment operating profit and cash flow from operations is presented in the tables that accompany this press release.

Investment Community Conference Call

Ultrapetrol will host a conference call for investors and analysts on Thursday, March 13, 2014, at 10:00 a.m. EDT accessible via telephone and Internet with an accompanying slide presentation. Investors and analysts may participate in the live conference call by dialing 1-800-857-5161 (toll-free U.S.) or +1-630-395-0045 (outside of the U.S.); passcode: ULTR. Please register at least 10 minutes before the conference call begins. A replay of the call will be available for one week via telephone starting approximately one hour after the call ends. The replay can be accessed at 1-800-234-7802 (toll-free U.S.) or +1-402-220-9690 (outside of the U.S.); passcode: 3569. The webcast will be archived on Ultrapetrol's Web site for 30 days after the call.

About Ultrapetrol

Ultrapetrol is an industrial transportation company serving the marine transportation needs of its clients in the markets on which it focuses. It serves the shipping markets for containers, grain and soya bean products, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market with its extensive and diverse fleet of vessels. These include river barges and pushboats, platform supply vessels, tankers and two container feeder vessels. More information on Ultrapetrol can be found at www.ultrapetrol.net .

Forward-Looking Language

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include future operating or financial results; pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including dry docking and insurance costs; general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand; our ability to obtain additional financing; our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities; our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives; our dependence upon the abilities and efforts of our management team; changes in governmental rules and regulations or actions taken by regulatory authorities; adverse weather conditions that can affect production of the goods we transport and navigability of the river system; the highly competitive nature of the oceangoing transportation industry; the loss of one or more key customers; fluctuations in foreign exchange rates and devaluations; potential liability from future litigation; and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

ULTR – G

CONTACT: The IGB Group

Leon Berman
212-477-8438
lberman@igbir.com

Supplemental Information: Summary consolidated financial data

The following summary financial information set forth below is for the years ended December 31, 2013, 2012, 2011, 2010 and 2009 and has been derived from the Company's Financial Statements.

(Stated in thousands of U.S. dollars, except par value and share amounts)

	Year Ended December 31,
	2013	2012	2011	2010	2009
	(Dollars in thousands)
Statement of Operations Data:
Revenues (1)	$411,217	$313,169	$304,482	$230,445	$220,529
Operating and manufacturing expenses (2)	(297,478)	(254,427)	(224,607)	(150,922)	(140,607)
Depreciation and amortization	(42,535)	(43,852)	(39,144)	(34,371)	(41,752)
Loss on write- down of vessels	--	(16,000)	--	--	(25,000)
Administrative and commercial expenses	(41,730)	(32,385)	(29,604)	(27,051)	(25,065)
Other operating income, net	5,692	8,376	8,257	617	2,844
Operating profit (loss)	35,166	(25,119)	19,384	18,718	(9,051)

Financial expense	(33,551)	(35,793)	(35,426)	(25,925)	(24,248)
Foreign currency exchange gains (losses), net	18,849	(2,051)	(2,552)	(492)	1,011
Financial loss on extinguishment of debt	(5,518)	(940)	--	--	--
Financial income	170	6	332	399	340
(Loss) gain on derivatives, net	(142)	--	(16)	10,474	241
Investments in affiliates	(520)	(1,175)	(1,073)	(341)	(28)
Other, net	64	(661)	(621)	(875)	(707)

Income (loss) before income taxes	14,518	(65,733)	(19,972)	1,958	(32,442)
Income taxes (expense) benefit	(6,597)	2,969	1,737	(6,363)	(5,355)

Income (loss) from continuing operations	$7,921	$(62,764)	$(18,235)	$(4,405)	$(37,797)
(Loss) from discontinued operations (3)	$--	$--	$--	$(515)	$(2,131)
Net Income (Loss)	$7,921	$(62,764)	$(18,235)	$(4,920)	$(39,928)

Net Income (Loss) attributable to noncontrolling interest	553	893	570	451	(90)
Net Income (Loss) attributable to Ultrapetrol (Bahamas) Limited	7,368	(63,657)	(18,805)	(5,371)	(39,838)

	Year Ended December 31,
	2013	2012	2011	2010	2009
	(Dollars in thousands)

Amounts attributable to Ultrapetrol (Bahamas) Limited:
(Loss) Income from continuing operations	7,368	(63,657)	(18,805)	(4,856)	(37,707)
(Loss) from discontinued operations	--	--	--	(515)	(2,131)
Net (loss) income attributable to Ultrapetrol (Bahamas) Limited	7,368	(63,657)	(18,805)	(5,371)	(39,838)
Basic and diluted (loss) income per share of Ultrapetrol (Bahamas) Limited:
From continuing operations	$0.05	$(1.80)	$(0.64)	$(0.16)	$(1.28)
From discontinued operations	$--	$--	$--	$(0.02)	$(0.07)
	$0.05	$(1.80)	$(0.64)	$(0.18)	$(1.35)
Basic weighted average number of shares	140,090,112	35,382,913	29,547,365	29,525,025	29,426,429
Diluted weighted average number of shares	140,326,764	35,382,913	29,547,365	29,525,025	29,426,429

Balance Sheet Data (end of period):
Cash and cash equivalents	$72,625	$222,215	$34,096	$105,570	$53,201
Restricted cash - current	12,132	5,968	6,819	1,661	1,658
Working capital (4)	104,316	108,245	32,245	98,318	68,352
Vessels and equipment, net	715,431	647,519	671,445	612,696	571,478
Total assets	980,011	1,010,318	830,287	823,797	732,934
Total debt (5)	500,049	522,410	517,762	501,657	407,539
Common Stock	1,443	1,443	339	338	338
Number of shares outstanding	140,419,487	140,419,487	30,011,628	29,943,653	29,943,653
Ultrapetrol (Bahamas) Limited stockholders' equity	405,561	399,751	244,297	263,463	283,703
Noncontrolling interest	--	6,748	5,874	5,331	4,880
Total equity	405,561	406,499	250,171	268,794	288,583
Statement of Cash Flow Data:
Total cash flows provided by (used in) operating activities	19,847	(3,935)	14,757	18,894	38,716
Total cash flows (used in) investing activities	(120,726)	(32,513)	(97,863)	(54,139)	(83,598)
Total cash flows (used in) provided by financing activities	(48,711)	224,567	11,632	87,614	(7,776)
Adjusted Consolidated EBITDA (6)	$97,067	$32,045	$54,028	$61,293	$57,129

(1)
Includes total revenues from transportation and services of $345.6 million and $65.6 million from manufacturing in 2013; revenues from transportation and services of $282.9 million and $30.3 million from manufacturing in 2012 and revenues from transportation and services of $285.4 million and $19.1 million from manufacturing in 2011.

(2)
Operating and manufacturing expenses are voyage expenses, running costs and manufacturing costs. Voyage expenses, which are incurred when a vessel is operating under a contract of affreightment (as well as any time when they are not operating under time or bareboat charter), comprise all costs relating to a given voyage, including port charges, canal dues and fuel (bunkers) costs, are paid by the vessel owner and are recorded as voyage expenses. Voyage expenses also include charter hire payments made by us to owners of vessels that we have chartered in. Manufacturing expenses, which are incurred when a constructed river barge is sold, is comprised of steel cost, which is the largest component of our raw materials and the cost of labor. Running costs, or vessel operating expenses, include the cost of all vessel management, crewing, repairs and maintenance, spares and stores, insurance premiums, lubricants and certain drydocking costs.

(3)	Net of income tax effect.

(4)	Current assets less current liabilities.

(5)	Includes accrued interest.

(6)	The following table reconciles our Adjusted Consolidated EBITDA to our cash flows from operating activities:

	Year Ended December 31,
	2013	2012	2011	2010	2009
	(Dollars in thousands)
Net cash provided (used in) by operating activities from continuing operations	$19,847	$(3,935)	$14,772	$20,844	$38,679
Net cash (used in) provided by operating activities from discontinued operations	--	--	(15)	(1,950)	37
Total cash flows from operating activities	19,847	(3,935)	14,757	18,894	38,716
Plus
Adjustments from continuing operations
Increase / Decrease in operating assets and liabilities	32,466	(2,391)	7,748	(6,974)	(14,052)
Expenditure for drydocking	10,150	5,978	3,478	8,204	5,242
Income taxes expense (benefit)	6,597	(2,969)	(1,737)	6,363	5,355
Financial expenses	33,551	35,793	35,426	25,925	24,248
(Losses) Gains on derivatives, net	(216)	--	(16)	10,474	241
Gain on disposal of assets	--	3,564	--	724	1,415
Contribution from sale and lease back	1,498	2,086	--	--	--
Allowance for doubtful accounts	(2,467)	(1,266)	(598)	(359)	21
Net loss (income) attributable to non-controlling interest	(553)	(893)	(570)	(451)	90
Other adjustments	(3,806)	(3,922)	(4,475)	(2,947)	(2,591)

Adjustments from discontinued operations	--	--	15	1,440	(1,556)

Adjusted Consolidated EBITDA	$97,067	$32,045	$54,028	$61,293	$57,129

The following table shows our audited consolidated balance sheet at December 31, 2013 and 2012:

 (Stated in thousands of U.S. dollars, except par value and share amounts)
	At December 31,
	2013	2012
ASSETS

CURRENT ASSETS

Cash and cash equivalents	$72,625	$222,215
Restricted cash	12,132	5,968
Accounts receivable, net of allowance for doubtful accounts of $ 2,905 and $1,916 in 2013 and 2012, respectively	47,836	36,487
Operating supplies and inventories	17,168	13,638
Prepaid expenses	4,111	5,973
Other receivables	41,832	22,532
Other current assets	-	177
Total current assets	195,704	306,990

NONCURRENT ASSETS

Other receivables	28,640	22,758
Restricted cash	1,463	1,464
Vessels and equipment, net	715,431	647,519
Dry dock	10,979	4,238
Investments in and receivables from affiliates	4,436	4,282
Intangible assets	626	801
Goodwill	5,015	5,015
Other assets	14,954	10,214
Deferred income tax assets	2,763	7,037
Total noncurrent assets	784,307	703,328
Total assets	$980,011	$1,010,318

LIABILITIES AND EQUITY

CURRENT LIABILITIES

Accounts payable	$28,923	$32,450
Customer advances	12,710	15,175
Payable to related parties	1,351	3,761
Accrued interest	1,652	4,858
Current portion of long-term financial debt	32,253	49,031
2017 Senior Convertible Notes	-	80,000
Other current liabilities	14,499	13,470
Total current liabilities	91,388	198,745

NONCURRENT LIABILITIES

Long-term financial debt	466,144	388,521
Deferred income tax liabilities	12,248	12,441
Other liabilities	1,086	2,026
Deferred gains	3,584	2,086
Total noncurrent liabilities	483,062	405,074
Total liabilities	574,450	603,819

EQUITY
Common stock, $0.01 par value: 250,000,000 authorized shares; 140,419,487 shares outstanding	1,443	1,443
Additional paid-in capital	488,522	490,850
Treasury stock: 3,923,094 shares at cost	(19,488)	(19,488)
Accumulated deficit	(63,108)	(70,476)
Accumulated other comprehensive loss	(1,808)	(2,578)
Total Ultrapetrol (Bahamas) Limited stockholders' equity	405,561	399,751

Noncontrolling interest	-	6,748
Total equity	405,561	406,499
Total liabilities and equity	$980,011	$1,010,318

The following table contains our audited historical statements of income data for the years ended December 31, 2013 and 2012 derived from our audited condensed consolidated statements of income expressed in thousands of U.S. dollars:

	Year Ended December 31,
	2013	2012	Percent Change
Revenues
Attributable to River Business	$246,798	$163,279	51%
Attributable to Offshore Supply Business	93,154	76,661	22%
Attributable to Ocean Business	71,265	73,229	-3%
Total revenues	411,217	313,169	31%

Voyage and manufacturing expenses
Attributable to River Business	(133,957)	(94,741)	41%
Attributable to Offshore Supply Business	(4,984)	(5,242)	-5%
Attributable to Ocean Business	(22,381)	(26,385)	-15%
Total voyage expenses	(161,322)	(126,368)	28%

Running costs
Attributable to River Business	(57,851)	(53,912)	7%
Attributable to Offshore Supply Business	(40,513)	(38,163)	6%
Attributable to Ocean Business	(37,792)	(35,984)	5%
Total running costs	(136,156)	(128,059)	6%

Amortization of drydocking and intangible assets	(3,582)	(4,938)	-27%
Depreciation of vessels and equipment	(38,953)	(38,914)	--
Loss on write-down of vessels	--	(16,000)	--
Administrative and commercial expenses	(41,730)	(32,385)	29%
Other operating income, net	5,692	8,376	-32%
Operating profit (loss)	35,166	(25,119)	--

Financial expense	(33,551)	(35,793)	-6%
Financial loss on extinguishment of debt	(5,518)	(940)	487%
Foreign currency exchange gains (losses), net	18,849	(2,051)
Investment in affiliates	(520)	(1,175)	-56%
Other, net	92	(655)
Total other income (expenses)	(20,648)	(40,614)	-49%
Income (loss) before income tax	$14,518	$(65,733)
Income tax (expenses) benefit	(6,597)	2,969
Net income attributable to noncontrolling interest	553	893	-38%
Net income (loss) attributable to Ultrapetrol (Bahamas) Limited	7,368	(63,657)

The following table contains our audited statements of cash flows for the years ended December 31, 2013, 2012 and 2011:

(Stated in thousands of U.S. dollars)
	For the years ended December 31,
	2013	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$7,921	$(62,764)	$(18,235)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation of vessels and equipment	38,951	38,914	34,891
Amortization of dry docking	3,409	4,763	4,078
Expenditure for dry docking	(10,150)	(5,978)	(3,478)
Loss on derivatives, net	216	-	16
Debt issuance expense amortization	2,711	2,217	2,323
Financial loss on extinguishment of debt	5,518	940	-
Amortization of intangible assets	175	175	175
(Gain) on sale of vessels	-	(3,564)	-
Net losses from investments in affiliates	520	1,175	1,073
Allowance for doubtful accounts	2,467	1,266	598
Loss on write-down of vessels	-	16,000	-
Share - based compensation	575	530	1,079
Changes in assets and liabilities:
(Increase) decrease in assets:
Accounts receivable	(13,906)	(6,760)	(6,916)
Other receivables, operating supplies and inventories and prepaid expenses	(7,421)	(13,599)	(12,302)
Other	188	3,109	(2,276)
Increase (decrease) in liabilities:
Accounts payable and customer advances	(5,964)	18,515	10,324
Other payables	(5,363)	1,126	3,407
Net cash provided by (used in) operating activities	19,847	(3,935)	14,757
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of vessels and equipment ($7,521 in 2013 and $10,904 in 2012 for barges built, sold and leased-back)	(130,136)	(50,920)	(97,863)
Proceeds from disposals of vessels, net ($9,410 in 2013 and $13,020 in 2012 for barges sold and leased-back)	9,410	16,870	-
Other investing activities, net	-	1,537	-
Net cash (used in) investing activities	(120,726)	(32,513)	(97,863)
CASH FLOWS FROM FINANCING ACTIVITIES
Scheduled repayments of long-term financial debt	(31,075)	(20,930)	(13,286)
Early repayment of long-term financial debt	(39,825)	(23,911)	-
Prepayment of 2017 Senior Convertible Notes	(80,000)	-	-
Prepayment of 2014 Senior Notes	(180,000)	-	-
Short-term credit facility borrowings	-	8,275	10,500
Short-term credit facility repayments	(8,275)	-	(25,500)
Proceeds from issuance of 2021 Senior Notes, net of issuance costs	216,654	-	-
Proceeds from issuance of common stock, net of expenses	-	219,122	-
Proceeds from long-term financial debt	93,950	41,125	41,900
Purchase of subsidiary shares from noncontrolling interest	(10,250)	-	-
(Increase) decrease in restricted cash	(6,163)	870	-
Other financing activities, net	(3,727)	16	(1,982)
Net cash (used in) provided by financing activities	(48,711)	224,567	11,632
Net (decrease) increase in cash and cash equivalents	(149,590)	188,119	(71,474)
Cash and cash equivalents at the beginning of year	222,215	34,096	105,570
Cash and cash equivalents at the end of year	$72,625	$222,215	$34,096

The following table reconciles our Adjusted Consolidated EBITDA to our cash flow for the years ended December 31, 2013, and 2012:

	Year ended December 31,
($000's)	2013	2012
Total cash flows provided by operating activities	19,847	(3,935)
Total cash flows (used in) investing activities	(120,726)	(32,513)
Total cash flows (used in) from financing activities	(48,711)	224,567

Total cash flows from operating activities	$19,847	$(3,935)

Plus

Adjustments

Increase / Decrease in operating assets and liabilities	32,466	(2,391)
Expenditure for dry docking	10,150	5,978
Income Taxes	6,597	(2,969)
Financial Expenses	33,551	35,793
Gain on disposal of assets	--	3,564
Allowance for doubtful accounts	(2,467)	(1,266)
Net loss attributable to noncontrolling interest	(553)	(893)
Loss on derivatives, net	(216)	--
Yard EBITDA from Touax sale	1,498	2,086
Other adjustments	(3,806)	(3,922)

Adjusted Consolidated EBITDA	$97,067	$32,045

The following table reconciles our adjusted net income and adjusted EPS to net loss and EPS for the years ended December 31, 2013 and 2012:

($000's)	Year ended December 31, 2013	Year ended December 31, 2012	% Change	4Q 13	4Q 12	% Change

Revenues	$411,217	$313,169	31%	$98,955	$86,340	15%

Adjusted EBITDA	$97,067	$32,045	203%	$14,965	$6,162	143%

Net income (loss) as reported	$7,368	$(63,657)	--	$(7,263)	$(31,552)	-77%
EPS as reported (In $ per share)	$0.05	$(1.80)	--	$(0.05)	$(0.60)	-92%

Adjustments to Net Income/Loss as reported

Yard EBITDA from Touax barge sale	1,498	2,086	-28%	(101)	1,259
Income tax on exchange variance (loss)(1)	(1,201)	(1,385)	-13%	(77)	(77)	--
Non-cash loss on write-down of vessels	--	16,000		--	16,000
Extinguishment of debt	5,518	940	487%	--	940

Adjusted net income (loss)	$13,183	$(46,016)		$(7,441)	$(13,430)	-45%
Adjusted EPS (In $ per share)	$0.09	$(1.30)		$(0.05)	$(0.26)	-81%

(1) Provision for income tax on foreign currency exchange gains on U.S. dollar denominated debt of one of our subsidiaries on the Offshore Supply Business.

The following table reconciles our Adjusted Consolidated EBITDA to our Operating Profit per business segment for the fourth quarter ended December 31, 2013:

	Fourth quarter ended December 31, 2013
($000's)	River	Offshore Supply	Ocean	TOTAL

Segment operating (loss) profit	$(5,501)	$7,756	$(321)	$1,934
Depreciation and amortization	6,297	3,286	1,776	11,359
Investment in affiliates / Net income (loss) attributable to non-controlling interest in subsidiaries	(302)	--	(9)	(311)
Net (loss) on derivatives, net	-	76	--	76
Yard EBITDA from Touax sale	(101)	--	--	(101)
Other, net	--	--	1	1

Segment Adjusted EBITDA	$393	$11,118	$1,447	$12,958

Items not included in Segment Adjusted EBITDA
Financial income				81
Foreign currency exchange gains, net				1,926

Adjusted Consolidated EBITDA				$14,965

The following table reconciles our Adjusted Consolidated EBITDA to our Operating Profit per business segment for the fourth quarter ended December 31, 2012:

	Fourth quarter ended December 31, 2012
($000's)	River	Offshore Supply	Ocean	TOTAL

Segment operating (loss) profit	$(7,574)	$5,462	(20,658)	(22,770)
Depreciation and amortization	5,730	2,889	2,964	11,583
Non-cash loss on write-down of vessels	--	--	16,000	16,000
Investment in affiliates / Net income (loss) attributable to non-controlling interest in subsidiaries	(181)	(258)	(6)	(445)
Yard EBITDA from Touax barge sale	1,259	--	--	1,259
Other, net	(60)	1	(127)	(186)

Segment Adjusted EBITDA	$(826)	8,094	(1,827)	5,441

Items not included in Segment Adjusted EBITDA
Financial expense				(49)
Foreign currency exchange gains, net				770

Adjusted Consolidated EBITDA				6,162

The following table reconciles our Adjusted Consolidated EBITDA to our Operating Profit per business segment for the year ended December 31, 2013:

	Year ended December 31, 2013
($000's)	River	Offshore Supply	Ocean	TOTAL

Segment operating profit (loss)	$10,616	$29,055	$(4,505)	$35,166
Depreciation and amortization	23,977	11,676	6,882	42,535
Investment in affiliates / Net (loss) attributable to non-controlling interest in subsidiaries	(490)	(553)	(30)	(1,073)
Net (loss) on derivatives, net	--	(142)	--	(142)
Yard EBITDA from Touax sale	1,498	--	--	1,498
Reduction in opex	3,205	--	--	3,205
Other, net	--	--	64	64

Segment Adjusted EBITDA	$38,806	$40,036	$2,411	$81,253

Items not included in Segment Adjusted EBITDA
Financial income				170
Foreign currency exchange gains, net				15,644

Adjusted Consolidated EBITDA				$97,067

The following table reconciles our Adjusted Consolidated EBITDA to our Operating Profit per business segment for the year ended December 31, 2012:

	Year ended December 31, 2012
($000's)	River	Offshore Supply	Ocean	TOTAL

Segment operating (loss) profit	$(18,963)	$17,615	(23,771)	(25,119)
Depreciation and amortization	21,996	10,938	10,918	43,852
Non-cash loss on write-down of vessels	--	--	16,000	16,000
Investment in affiliates / Net income (loss) attributable to non-controlling interest in subsidiaries	(1,168)	(893)	(7)	(2,068)
Yard EBITDA from Touax barge sale	2,086	--	--	2,086
Other, net	(201)	(7)	(453)	(661)

Segment Adjusted EBITDA	$3,750	27,653	2,687	34,090

Items not included in Segment Adjusted EBITDA
Financial income				6
Foreign currency exchange (losses), net				(2,051)

Adjusted Consolidated EBITDA				32,045